BP 5/22

U.S. SECURITIES [redacted] ISSION
WASI

09040723

ANNUAL AUDITED REPORT FORM X-17a-5 PART III	I Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-27359

REPORT FOR THE PERIOD BEGINNING - 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Peninsular Securities Company

Office Use Only
Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

161 Ottawa NW Suite 100A
(No. and Street)

Grand Rapids	Michigan	49503
(City)	(State)	(Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald G. Karpinski (616) 459-4336
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Rehmann Robson	2330 East Paris Ave., SE, P.O. Box 6547	Grand Rapids	MI	49516-6547
	(Number and Street)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section

MAY 2 0 2009

Washington, DC
101

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410(1-78)

OATH OR AFFIRMATION

I, Donald G. Karpinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Peninsular Securities Company, as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Donald G. Karpinski

Signature

Treasurer

Title

Nancy E Firlik

Notary Public

NANCY E. FIRLIK
Notary Public, State of Michigan
County of Kent
My commission expires: Dec. 19, 2012

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) and Retained Earnings.
- [X] (d) Statement of Cash Flows.
- [ ] (e) Statement of Shareholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.

** ***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).***

PENINSULAR SECURITIES COMPANY

TABLE OF CONTENTS

Rehmann

Rehmann Robson

2330 East Paris Ave., SE
Grand Rapids, MI 49546
Ph: 616.975.4100
Fx: 616.975.4400

www.rehmann.com

INDEPENDENT AUDITORS' REPORT

May 15, 2009

Board of Directors
Peninsular Securities Company
Grand Rapids, Michigan

We have audited the accompanying statement of financial condition of ***Peninsular Securities Company*** as of March 31, 2009, and the related statements of operations and retained earnings, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Peninsular Securities Company*** as of March 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson

PENINSULAR SECURITIES COMPANY

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2009

ASSETS	
Cash and cash equivalents	$ 168,808
Receivables from clearing organization	50,091
Membership in exchange, at cost (fair value of $30,000)	5,252
Equipment at cost, less accumulated depreciation of $36,232	4,127
Cash surrender value of life insurance	26,759
Deposits with clearing organization	25,000
Other assets	6,606
Total assets	**$ 286,643**
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued liabilities	$ 32,187
Commitments (Note C)	
Shareholders' equity	
Common stock - authorized 50,000 shares of $1 par value; issued and outstanding 30,000 shares	30,000
Additional contributed capital	90,346
Retained earnings	134,110
Total shareholders' equity	**254,456**
Total liabilities and shareholders' equity	**$ 286,643**

The accompanying notes are an integral part of these financial statements.

PENINSULAR SECURITIES COMPANY

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

YEAR ENDED MARCH 31, 2009

Revenues	
Commissions	$ 809,564
Interest	400
Other	96,371
Total revenues	**906,335**
Expenses	
Employee compensation and benefits	565,418
Clearing and floor brokerage	160,670
Communications	24,823
Occupancy and equipment rental	55,596
Interest	282
Taxes, other than income taxes	40,699
Other operating expenses	81,343
Total expenses	**928,831**
Loss before income taxes benefit	**(22,496)**
Income taxes benefit	1,889
Net loss	**(20,607)**
Retained earnings, April 1, 2008	154,717
Retained earnings, March 31, 2009	**$ 134,110**

The accompanying notes are an integral part of these financial statements.

PENINSULAR SECURITIES COMPANY

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2009

Cash flows from operating activities	
Net loss	$ (20,607)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	2,000
Cash surrender value of life insurance	6,329
Changes in operating assets and liabilities which provided (used) cash	
Receivable from clearing organization	(3,887)
Other assets	(2,215)
Accounts payable and accrued liabilities	4,661
Net cash used in operating activities	**(13,719)**
Cash used in investing activities	
Purchases of equipment	(1,733)
Net decrease in cash and cash equivalents	**(15,452)**
Cash and cash equivalents, April 1, 2008	184,260
Cash and cash equivalents, March 31, 2009	**$ 168,808**
Supplemental cash flows information	
Interest paid	$ 282
Income taxes refunded	1,889

The accompanying notes are an integral part of these financial statements.

A. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Concentration Risk

The principal business activity of ***Peninsular Securities Company*** (the "Company") is a securities broker/dealer, primarily in West Michigan. The Company is registered with the Securities and Exchange Commission, the State of Michigan and several other states and is a member of the Financial Industry Regulatory Authority, the Securities Investor Protection Corporation and the Chicago Stock Exchange.

The Company introduces transactions and accounts on a fully disclosed basis. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it operates under certain exemptive regulatory provisions.

The Company maintains cash deposits in one financial institution. Deposits up to $250,000 are insured by the Federal Deposit Insurance Corporation.

Securities Transactions

Securities transactions are recorded on a settlement date (which approximates trade date) basis, generally the third business day following the transaction date for financial reporting purposes, and on a transaction date basis for income tax purposes.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits in banks, money market funds and cash on hand.

Receivables

Receivables are stated at the amount management expects to collect from outstanding balances. Management has evaluated the collectability of these receivables and considers all receivables collectible and considers no allowance for doubtful accounts to be necessary.

Equipment and Depreciation

Equipment is recorded at cost. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which is 5 years. Management annually reviews these assets to determine whether carrying values have been impaired.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting year. Actual results could differ from those estimates.

B. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2009, the Company had net capital of $234,471, which was $184,471 in excess of its required net capital of $50,000. The Company's net capital ratio was .14:1.

C. COMMITMENTS

Stock Repurchase Agreement

The Company and its shareholders are party to a stock repurchase agreement whereby upon the death of a shareholder, all Company stock held by the deceased shareholder must be repurchased by the Company. In the event of termination of employment, the shareholder has the right to require the Company to purchase the stock within two years after termination of employment. The price of shares acquired shall be the adjusted book value as defined in the agreement. The Company has obtained insurance on the lives of the shareholders in amounts approximating the purchase price in order to fund any obligation arising pursuant to this agreement.

Lease Commitments

The Company conducts substantially all of its business from leased office facilities. The leases, which are classified for accounting purposes as operating leases, provide for payment of normal operating and maintenance expenses by the Company and expire in March 2010. Total rent expense for the year ended March 31, 2009 was $53,136. Minimum future rentals under noncancelable leases for the year ended March 31, 2010 are $13,289.

D. LINE OF CREDIT

The Company has a $250,000 unsecured line of credit with a bank. The line provides for interest on borrowings at 0.25% over prime (effective rate of 3.50% at March 31, 2009) and is due on demand. There were no outstanding borrowings on the line as of March 31, 2009.

E. INCOME TAXES

In September 2007, the State of Michigan signed into law the Michigan Business Tax Act ("MBTA"), replacing the Michigan single business tax with a business income tax and modified gross receipts tax. This new tax took effect January 1, 2008 and, because MBTA is based or derived from income-based measures, the provisions of SFAS No. 109, *Accounting for Income Taxes*, apply as of the enactment date. This tax is not material to the Company's financial statements and is included in other operating expenses.

The income tax benefit consists entirely of current income tax benefits.

F. PENSION PLAN

The Company maintains a deferred compensation plan qualified under Section 401(k) of the Internal Revenue Code. Under this plan, substantially all employees are permitted to contribute up to the limit set by the Internal Revenue Code into the retirement plan. Company contributions to the plan are discretionary. The Company elected not to contribute to the plan for the year ended March 31, 2009.

* * * * *

SUPPLEMENTARY SCHEDULE

PENINSULAR SECURITIES COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF MARCH 31, 2009

Net capital		
Total shareholders' equity		$ 254,456
Deductions and/or charges		
Non-allowable assets		
Exchange membership	$ 5,252	
Equipment	4,127	
Other assets	6,606	
Excess fidelity bond coverage deductible	4,000	
		19,985
Net Capital		**$ 234,471**

PENINSULAR SECURITIES COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Continued)

AS OF MARCH 31, 2009

Aggregate Indebtedness	
Items included in statement of financial condition:	
Accounts payable and accrued liabilities	$ 32,187
Total aggregate indebtedness	**$ 32,187**
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 2,146
Minimum dollar net capital requirement	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$ 184,471
Excess net capital at 1000%	$ 231,252
Ratio: Aggregate indebtedness to net capital	.14:1

There was no material difference between the audited and unaudited computation of net capital.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

Rehmann

Rehmann Robson

2330 East Paris Ave., SE
Grand Rapids, MI 49546
Ph: 616.975.4100
Fx: 616.975.4400

www.rehmann.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

May 15, 2009

Board of Directors
Peninsular Securities Company
Grand Rapids, Michigan

In planning and performing our audit of the financial statements and supplemental schedule of Peninsular Securities Company (the "Company") as of and for the year ended March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and Recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies on internal control that might be a material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rehmann Robson

PENINSULAR SECURITIES COMPANY

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

IN ACCORDANCE WITH RULE 17a-5

AND

INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED MARCH 31, 2009

Rehmann
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